BSI 2000, Inc.
12600 West Colfax Avenue, Suite B410
Lakewood, Colorado 80215

January 30, 2006

VIA EDGAR AND U.S. MAIL

Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Room 4561
Washington, DC 20549

Re:	BSI2000, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Form 10-QSB for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
Form 10-KSB/A for Fiscal Year Ended December 31, 2004
File No. 000-28287

Dear Mr. Krikorian:

This letter has been prepared in response to your request for BSI 2000, Inc. (“BSI 2000” or the “Company”) to respond to the comments of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) as memorialized in your January 5, 2006 letter to me (the “Comment Letter”) concerning the above-referenced: (i) Form 10-KSB for the Fiscal Year Ended December 31, 2004 (the “Form 10-KSB”); (ii) Form 10-QSB for the Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005 (the “Form 10-QSBs”); and (iii) Form 10-KSB/A for Fiscal Year Ended December 31, 2004 (the “Form 10-KSB/A”).

The Company’s responses to the Comment Letter appear below in boldface capitalization after a recitation of the relevant comment.

Form 10-KSB/A-For The Year Ended December 31, 2004
Notes to Consolidated Financial Statements
Note 5 - Convertible Debt, page F-12
Prior Comment No. 1

COMMENT 1:
You indicate in your response that the Cornell Debentures involve a significant discount (i.e., 20%). Clarify why you consider the Cornell Debentures to include a significant discount. In this regard, for each debt issuance, tell us the par value of the debt issued as well as the gross proceeds received. Note that EITF 98-5 or 00-27 is not applicable when the embedded conversion feature is bifurcated under SFAS 133 and 00-19. Therefore, the beneficial conversion feature would not be calculated under EITF 98-5 if the embedded derivative is bifurcated. Further, it is not evident from your response how the call option within the Cornell Debentures was evaluated in accordance with DIG B16 and paragraph 13 of SFAS 133. That is, the analysis does not appear to be completed. Please advise.

RESPONSE:
OUR RESPONSE WAS INTENDED TO INDICATE THAT THE CALL PROVISION OF THE CORNELL DEBENTURES INVOLVED A 20% PREMIUM UPON THE COMPANY EXERCISING THE REDEMPTION PROVISION OF THE DEBENTURE. PLEASE SEE THE ACCOMPANYING SCHEDULE ATTACHED AS “SUPPLEMENTAL RESPONSE TO COMMENT #1”, WHICH DETAILS THE PAR VALUE OF EACH DEBT ISSUANCE AS WELL AS THE PROCEEDS RECEIVED FOR EACH DEBT INSTRUMENT.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 30, 2006

THE DIFFERENCE BETWEEN THE PAR VALUE OF EACH DEBT ISSUANCE AND THE PROCEEDS RECEIVED REPRESENTS COMMITMENT FEES PAID TO CORNELL CAPITAL. THESE COMMITMENT FEES ARE NETTED AGAINST EACH CONVERTIBLE DEBENTURE.

THE CALL OPTION WAS EVALUATED IN ACCORDANCE WITH DIG B16 AS FOLLOWS:

STEP 1: IS THE AMOUNT PAID UPON SETTLEMENT (ALSO REFERRED TO HEREIN AS THE “PAYOFF”) ADJUSTED BASED UPON CHANGES IN AN INDEX (RATHER THAN SIMPLY BEING THE REPAYMENT OF PRINCIPAL AT PAR, TOGETHER WITH ANY UNPAID ACCRUED INTEREST)? IF YES. CONTINUE TO STEP 2. IF NO, CONTINUE TO STEP 3.

RESPONSE TO STEP 1:
NO, THE AMOUNT PAID UPON SETTLEMENT IS NOT ADJUSTED BASED UPON CHANGES IN AN INDEX. REPAYMENT IS AT PAR PLUS A 20% PREMIUM. AS SUCH, CONSIDERATION OF STEP 3 IS NECESSARY.

STEP 3: DOES THE DEBT INVOLVE A SUBSTANTIAL PREMIUM OR DISCOUNT? IF YES, CONTINUE TO STEP 4. IF NO, IN ACCORDANCE WITH PARAGRAPH 61(D), FURTHER ANALYSIS OF THE CONTRACT UNDER PARAGRAPH 13 IS REQUIRED TO DETERMINE WHETHER THE CALL OR PUT IS CLEARLY AND CLOSELY RELATED TO THE DEBT HOST CONTRACT.

RESPONSE TO STEP 3: THE DEBT DOES INVOLVE DISCOUNTS AND A 20% PREMIUM UPON REDEMPTION PAID IF THE COMPANY EXERCISES THE CALL OPTION. THE COMPANY BELIEVES THAT THE DISCOUNTS AND PREMIUMS ARE NOT SUBSTANTIAL. HOWEVER, THE COMPANY ALSO EVALUATED STEP 4 AS ANALYSIS OF THE CONTRACT UNDER PARAGRAPH 13 IS REQUIRED, AS THE DETERMINATION OF “SUBSTANTIAL” INVOLVES JUDGMENT.

STEP 4: DOES A CONTINGENTLY EXERCISABLE CALL OR PUT ACCELERATE THE REPAYMENT OF THE CONTRACTUAL PRINCIPAL AMOUNT? IF YES, THE CALL OR PUT IS NOT CLEARLY AND CLOSELY RELATED TO THE DEBT INSTRUMENT. IF NOT CONTINGENTLY EXERCISABLE, IN ACCORDANCE WITH PARAGRAPH 61(D), FURTHER ANALYSIS OF THE CONTRACT UNDER PARAGRAPH 13 OF SFAS 133 IS REQUIRED TO DETERMINE WHETHER THE CALL OR PUT IS CLEARLY AND CLOSELY RELATED TO THE DEBT HOST CONTRACT.

RESPONSE TO STEP 4: THE CALL OPTION IS NOT CONTINGENTLY EXERCISABLE. THE CALL OPTION IS AT THE COMPANY’S ELECTION. THE COMPANY NOTED THAT THERE IS NOT A PUT OPTION. AS SUCH, FURTHER ANALYSIS OF THE CONTRACT UNDER PARAGRAPH 13 OF SFAS 133 IS REQUIRED.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 30, 2006

PARAGRAPH 13 OF SFAS 133:

FOR PURPOSES OF APPLYING THE PROVISIONS OF PARAGRAPH 12, AN EMBEDDED DERIVATIVE INSTRUMENT IN WHICH THE UNDERLYING IS AN INTEREST RATE OR INTEREST RATE INDEX THAT ALTERS NET INTEREST PAYMENTS THAT OTHERWISE WOULD BE PAID OR RECEIVED ON AN INTEREST-BEARING HOST CONTRACT IS CONSIDERED TO BE CLEARLY AND CLOSELY RELATED TO THE HOST CONTRACT UNLESS EITHER OF THE FOLLOWING CONDITIONS EXIST:

AS NOTED, PARAGRAPH 13 OF SFAS 133 DESCRIBES AN EMBEDDED DERIVATIVE INSTRUMENT IN WHICH THE UNDERLYING IS AN INTEREST RATE OR INTEREST RATE INDEX. THE CALL OPTION DOES NOT HAVE AN UNDERLYING THAT IS AN INTEREST RATE OR INTEREST RATE INDEX. AS SUCH, THE GUIDANCE UNDER PARAGRAPH 13 OF SFAS 133 DOES NOT APPLY.

AS A RESULT OF THIS ANALYSIS, IT IS DETERMINED THAT THE REDEMPTION PROVISION (CALL OPTION) OF THE CORNELL CONVERTIBLE DEBENTURES IS DEEMED TO BE CLEARLY AND CLOSELY RELATED TO THE CORNELL CONVERTIBLE DEBENTURES.

Prior Comment Number 2

COMMENT 2:
We note your use of the Black-Scholes Option Valuation Model. Tell us why the model includes a “put option value.” Further, your valuation techniques and assumptions in determining the fair value of each embedded conversion feature should be disclosed within your periodic filings (i.e., critical accounting policies, footnotes to financial statements). Please advise.

RESPONSE:	THE PUT OPTION VALUE FUNCTION OF THE BLACK-SCHOLES MODEL IS NOT USED IN THE CALCULATIONS THAT HAVE RESULTED IN OUR CASE, BUT SIMPLY PART OF THE STANDARD OUTPUT OF THE MODEL WE USE.

PLEASE SEE THE ACCOMPANYING DISCLOSURES THAT WILL BE INCLUDED IN FILINGS MADE BY THE COMPANY THAT RELATE TO THIS ISSUE. THESE DISCLOSURES WILL BE INCLUDED AS CRITICAL ACCOUNTING POLICIES AND IN THE FOOTNOTES TO THE FINANCIAL STATEMENTS. THESE DISCLOSURES ARE ATTACHED AS “SUPPLEMENTAL RESPONSE TO COMMENT #2”.

Prior Comment Number 3

COMMENT 3:
We note the journal entries used to set-up the derivative liability included a debit to “additional paid-in-capital.” Be advised that this debit should be charged against the proceeds received (i.e., the convertible debentures) not “APIC.” In this regard, the debit would create a discount for the debt and any excess would be expensed.

RESPONSE:
THE COMPANY EVALUATED THE DEFINITION OF A DERIVATIVE IN ACCORDANCE WITH SFAS 133. SFAS 133, PARAGRAPH 6 STATES THAT A DERIVATIVE IS A FINANCIAL INSTRUMENT OR OTHER CONTRACT WITH ALL THREE OF THE FOLLOWING CHARACTERISTICS:

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 30, 2006

Note 7 - Stockholders’ Equity, page F-14
Warrants, page F-15
Prior Comment Number 4

COMMENT 4:
We note in your response that at a conversion price of $0.01 per share, you would not have sufficient shares to satisfy all of the Cornell conversions. As such, it appears that your warrants would not meet the paragraph 19 analysis in EITF 00-19 and should be accounted for as a liability. Note that paragraph 3 in section II B 1 of the Current Accounting and Development Issues in the Division of Corporation Finance, located on our website at http;/www.sec.gov/divisions/corpfin/acctdis120105.pdf, states that when analyzing instruments under EITF 00-19, the probability of the event occurring is not a factor. Said differently, the mere possibility, no matter how remote, that the Company would be required to settle the conversion of the debt at a market price of $0.01 would preclude you from classifying the warrants as equity. Note that it is possible that the market price might trade below $0.01.

RESPONSE:
GIVEN THE POSSIBILITY THAT THE PRICE PER SHARE OF THE COMMON STOCK OF THE COMPANY COULD DROP BELOW $0.01 PER SHARE, THE COMPANY IS UNABLE TO CLASSIFY THE WARRANTS AS EQUITY AND WILL NEED TO RECORD AS LIABILITIES THE INITIAL FAIR VALUE OF WARRANTS THAT HAVE BEEN ISSUED. EACH WARRANT WILL BE RECORDED AS A LIABILITY AT FAIR VALUE ESTIMATED USING THE BLACK-SCHOLES MODEL AND AT THE END OF EACH ACCOUNTING PERIOD (FISCAL QUARTER OR YEAR END), EACH WARRANT WILL BE RE-VALUED USING THE BLACK-SCHOLES OPTION PRICING MODEL. WITH ANY CHANGE BEING RECORDED AS AN ADJUSTMENT TO THE LIABILITY, WITH A CORRESPONDING CHARGE OR CREDIT TO THE INCOME STATEMENT.

PLEASE SEE THE ACCOMPANYING TABLE THAT DETAILS EXAMPLES OF THE DISCLOSURES THAT WOULD BE INCLUDED IN OUR FILINGS. THIS TABLE IS ATTACHED AS “SUPPLEMENTAL RESPONSE TO COMMENT #4”.

Form 8-K filed November 7, 2005

COMMENT 5:
We note the convertible debentures issued on November 3, 2005 as well as the registration rights agreement filed as exhibit 99.3 and the liquidated damages clause included within the registration rights agreement and have the following comments:

• Explain how you considered whether the registration rights agreement causes the embedded conversion derivative to meet the definition of a derivative in accordance with SFAS 133.
• Tell us whether management considers the embedded derivative to be a freestanding or embedded financial instrument. Cite supporting accounting literature in your response.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 30, 2006

RESPONSE:
THE COMPANY EVALUATED THE DEFINITION OF A DERIVATIVE IN ACCORDANCE WITH SFAS 133. SFAS 133, PARAGRAPH 6 STATES THAT A DERIVATIVE IS A FINANCIAL INSTRUMENT OR OTHER CONTRACT WITH ALL THREE OF THE FOLLOWING CHARACTERISTICS:

A) IT HAS (1) ONE OR MORE UNDERLYINGS AND (2) ONE OR MORE NOTIONAL AMOUNTS OR PAYMENT PROVISIONS OR BOTH. THOSE TERMS DETERMINE THE AMOUNT OF THE SETTLEMENT OR SETTLEMENTS, AND, IN SOME CASES, WHETHER OR NOT A SETTLEMENT IS REQUIRED.

RESPONSE TO A): IT HAS ONE OR MORE UNDERLYINGS AND ONE OR MORE NOTIONAL AMOUNTS. THE CONVERSION OPTION HAS AN UNDERLYING,  A VARIABLE NUMBER OF SHARES OF COMMON STOCK, AND A NOTIONAL AMOUNT, THE PAR VALUE OF THE HOST INSTRUMENT (CONVERTIBLE DEBT).

B) IT REQUIRES NO INITIAL NET INVESTMENT OR AN INITIAL NET INVESTMENT THAT IS SMALLER THAN WOULD BE REQUIRED FOR OTHER TYPES OF CONTRACTS THAT WOULD BE EXPECTED TO HAVE SIMILAR RESPONSE TO CHANGES IN MARKET FACTORS.

RESPONSE TO B): THE CONVERSION OPTION DID NOT REQUIRE AN INITIAL NET INVESTMENT.

C) ITS TERMS REQUIRE OR PERMIT NET SETTLEMENT, IT CAN READILY BE SETTLED NET BY A MEANS OUTSIDE THE CONTRACT, OR IT PROVIDES FOR DELIVERY OF AN ASSET THAT PUTS THE RECIPIENT IN A POSITION NOT SUBSTANTIALLY DIFFERENT FROM NET SETTLEMENT.

RESPONSE TO C): THE TERMS OF THE CONVERSION OPTION PROVISION PERMIT NET SETTLEMENT.
BECAUSE ALL THREE CHARACTERISTICS ARE MET, THE CONVERSION OPTION DOES MEET THE DEFINITION OF A DERIVATIVE INSTRUMENT IN SFAS 133.

FURTHER ANALYSIS UNDER PARAGRAPH 11 OF SFAS 133 IS REQUIRED. THE COMPANY REVIEWED EITF 00-19 IN DETERMINING WHETHER THE REGISTRATION RIGHTS AGREEMENT PROHIBITS CLASSIFICATION OF THE EMBEDDED CONVERSION OPTION AS EQUITY.

WE HAVE REVIEWED EITF 00-19, PARAGRAPHS 14-19 AND PARAGRAPHS 21-25 TO DETERMINE WHETHER THE CONVERSION OPTION SHOULD BE TREATED AS A DERIVATIVE AND HAVE CONCLUDED THAT THE LIQUIDATED DAMAGES PROVISION OF THE REGISTRATION RIGHTS AGREEMENT CAUSES THE EMBEDDED CONVERSION OPTION TO BE TREATED AS A FREESTANDING FINANCIAL INSTRUMENT AS IT DOES NOT MEET EQUITY CLASSIFICATION WHICH WILL REQUIRE BIFURCATION AND BE ACCOUNTED FOR AS A LIABILITY AT FAIR VALUE.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 30, 2006

THE COMPANY EVALUATED WHETHER THE EMBEDDED DERIVATIVE SHOULD BE TREATED AS A FREESTANDING OR EMBEDDED FINANCIAL INSTRUMENT. THE COMPANY EVALUATED THIS CLASSIFICATION PER SFAS 133, PARAGRAPH 12:

A) THE ECONOMIC CHARACTERISTICS AND RISKS OF THE EMBEDDED DERIVATIVE INSTRUMENT ARE NOT CLEARLY AND CLOSELY RELATED TO THE ECONOMIC CHARACTERISTICS AND RISKS OF THE HOST CONTRACT. ADDITIONAL GUIDANCE ON APPLYING THIS CRITERION TO VARIOUS CONTRACTS CONTAINING EMBEDDED DERIVATIVE INSTRUMENTS IS INCLUDED IN APPENDIX A OF SFAS 133.

RESPONSE TO A): THE ECONOMIC CHARACTERISTICS AND RISKS OF THE CONVERSION OPTION ARE NOT CLEARLY AND CLOSELY RELATED TO THE ECONOMIC CHARACTERISTICS OF THE HOST CONTRACT BECAUSE THE TERMS ARE CONVERTIBLE INTO A VARIABLE NUMBER OF COMMON STOCK.

B) THE CONTRACT (HYBRID INSTRUMENT) THAT EMBODIES BOTH THE EMBEDDED DERIVATIVE INSTRUMENT AND THE HOST CONTRACT IS NOT RE-MEASURED AT FAIR VALUE UNDER OTHERWISE APPLICABLE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES WITH CHANGES IN FAIR VALUE REPORTED IN EARNINGS AS THEY OCCUR.

RESPONSE TO B): THE CONVERSION OPTION AND THE HOST CONTRACT (CONVERTIBLE DEBENTURE) ARE NOT RE-MEASURED AT FAIR VALUE UNDER GAAP OTHERWISE.
C) A SEPARATE INSTRUMENT WITH THE SAME TERMS AS THE EMBEDDED DERIVATIVE INSTRUMENT WOULD, PURSUANT TO PARAGRAPHS 6-11, BE A DERIVATIVE INSTRUMENT SUBJECT TO THE REQUIREMENT OF THIS STATEMENT.

RESPONSE TO C): A SEPARATE INSTRUMENT WITH THE SAME TERMS AS THE CONVERSION OPTION WOULD BE A DERIVATIVE INSTRUMENT SUBJECT TO THE REQUIREMENTS OF SFAS 133 PARAGRAPH 6 BECAUSE IT WOULD MEET ALL THREE CHARACTERISTICS OF PARAGRAPH 6.

AS NOTED IN OUR RESPONSE ABOVE, THE VARIABLE NUMBER OF SHARES AND LIQUIDATED DAMAGES UNDER THE REGISTRATION RIGHTS AGREEMENT DO NOT PERMIT EQUITY CLASSIFICATION AND ACCORDINGLY, MANAGEMENT BELIEVES THE INSTRUMENT MUST BE BIFURCATED AND TREATED AS A STAND ALONE INSTRUMENT.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 30, 2006

WE HAVE CONCLUDED THAT THE CONVERSION OPTION EMBEDDED DERIVATIVE SHOULD BE TREATED AS A FREESTANDING DERIVATIVE WHICH WILL REQUIRE BIFURCATION AND BE ACCOUNTED FOR AS A LIABILITY AT FAIR VALUE.
COMMENT 6:
We note that the liquidated damages can be paid, at Cornell’s option, in either a cash amount or shares of your common stock. Tell us more about the stock payout option. In this regard, clarify how you calculate the amount of shares that would be issuable. Further, is there a cap on the amount of shares that you would owe Cornell if they opted for net share settlement? If so, what is that cap amount? If not, how does this lack of a cap impact your paragraph 19 of EITF 00-19 analysis as it relates to other issued convertible debentures or warrants?

RESPONSE:	THE STOCK PAYOUT WOULD BE CALCULATED AS FOLLOWS:

$1,250,000 LIQUIDATED VALUE OF CONVERTIBLE DEBENTURES MULTIPLIED BY 2%, OR $25,000 DIVIDED BY THE CURRENT BID PRICE OF THE COMPANY’S COMMON STOCK (CURRENTLY, $0.03) OR 833,333 ($1,250,000*.02=$25,000. $25,000/$0.03=833,333). THIS AMOUNT WOULD APPLY FOR THE FIRST MONTH OF DELINQUENCY, AND WOULD BE ADJUSTED EACH SUBSEQUENT MONTH THE DELINQUENCY EXISTS. THE CALCULATION FOR EACH SUBSEQUENT MONTH WOULD BE ADJUSTED ACCORDING TO THE PRICE OF THE COMPANY’S COMMON STOCK AT THE END OF EACH SUBSEQUENT MONTH THE DELINQUENCY EXISTS. THERE IS NO CAP ON THE SHARES THAT CAN BE ISSUED FOR THE NET SHARE SETTLEMENT. THE NUMBER OF SHARES ISSUED IS DETERMINED BY THE NUMBER OF MONTHS THE REGISTRATION STATEMENT REMAINS UN-FILED.

THE LACK OF A CAP AMOUNT WILL REQUIRE THE COMPANY TO RECORD A LIABILITY FOR THE FAIR VALUE OF THE SHARES TO BE ISSUED UNDER THE NET SHARE SETTLEMENT AS PER EITF 00-19, PARAGRAPHS 14-19. AGAIN, THE COMPANY WILL RECORD THE DERIVATIVE INSTRUMENT AS A LIABILITY AT FAIR VALUE DURING THE FOURTH QUARTER OF 2005, AND WILL RE-MEASURE THE INSTRUMENT AT EACH REPORTING DATE AT FAIR VALUE WITH CHANGES RECORDED IN EARNINGS.

THE OTHER ISSUED CONVERTIBLE DEBENTURES AND WARRANTS HAVE BEEN ANALYZED PER PARAGRAPH 19 OF EITF 00-19 AND WILL BE RECORDED AS A LIABILITY IF NOT ALREADY BEING ACCOUNTED FOR AS DERIVATIVE INSTRUMENTS AT FAIR VALUE. PLEASE SEE THE ACCOMPANYING DISCLOSURES ATTACHED AS “SUPPLEMENTAL RESPONSE TO COMMENT #4” FOR RELATED DISCLOSURES.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 30, 2006

Please note that the Company will amend the Form 10-KSB and Form 10-QSBs once it receives clearance from the SEC that the Commission has reviewed the Company’s responses contained herein and concurs with such responses and the Company’s proposed changes to such filings. In the interim, should you have any questions concerning this Response Letter, please contact me at (303) 231-9095.

Very truly yours,

/s/ Jack Harper
Jack Harper President and Chief Executive Officer

cc:	Clayton E. Parker, Esq. Kirkpatrick & Lockhart Nicholson Graham, LLP (via facsimile)
Douglas Slaybaugh, Ehrhardt Keefe Steiner & Hottman PC (via facsimile)
Rebecca Toten, United States Securities and Exchange Commission (via U.S. Mail)

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 30, 2006

SUPPLEMENTAL RESPONSES

Supplemental Response to Comment #1

Face Amount of Debt vs. Proceeds Received
Date of Debenture	Face Amount	Proceeds	Difference	Discount %

10/17/04	500,000	440,000	60,000	12.00%
12/10/04	500,000	450,000	50,000	10.00%
1/19/05	250,000	225,000	25,000	10.00%
6/18/05	125,000	92,500	32,500	26.00%
7/15/05	125,000	112,500	12,500	10.00%
8/5/05	1,000,000	900,000	100,000	10.00%

Please note that the differences for each debenture represents commitment fees paid to Cornell Capital Partners, LP.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 30, 2006

Supplemental Response to Comment #2

Please note that the following disclosures will be made to each applicable filing by the Company:

12-31-04 Disclosure

Also, in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and potentially Settled in, a Company’s Own Stock”, the conversion feature of each convertible debenture has been included as a long-term liability, originally valued at fair value at the date of issuance. The conversion feature is considered a derivative because it is not convertible into a fixed number of shares. As a liability, the convertible features are revalued each period until and unless the debt is converted. If the debt is converted prior to maturity, the carrying value will be transferred to equity. The conversion feature should be revalued each period until the convertible debt is converted, with the change in fair value from the date of issuance to the end of the period recorded as other income or expense for each period.

The conversion features have been valued at $737,221 using the Black-Scholes Option Pricing Model with the following weighted-average assumptions used:

Approximate risk free rate	3.01-3.25%
Average expected life	3 years
Dividend yield	0%
Volatility	77.56-82.80%
Estimated fair value of total options granted	$737,221

The value of the conversion feature has been included as discount to debt in the accompanying balance sheet up to the proceeds received from each offering, with any excess or $0 charged to expense.

3-31-05 Disclosure

Also, in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and potentially Settled in, a Company’s Own Stock”, the conversion feature of each convertible debenture has been included as a long-term liability, originally valued at fair value at the date of issuance. The conversion feature is considered a derivative because it is not convertible into a fixed number of shares. As a liability, the convertible features are revalued each period until and unless the debt is converted. If the debt is converted prior to maturity, the carrying value will be transferred to equity. The conversion feature should be revalued each period until the convertible debt is converted, with the change in fair value from the date of issuance to the end of the period recorded as other income or expense for each period.

The conversion features have been valued at $177,953 using the Black-Scholes Option Pricing Model with the following weighted-average assumptions used:

Approximate risk free rate	3.42-3.96%
Average expected life	3 years
Dividend yield	0%
Volatility	72.18-75.60%
Estimated fair value of total options granted	$177,953

The value of the conversion feature has been included as discount to debt in the accompanying balance sheet up to the proceeds received from each offering, with any excess or $0 charged to expense.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 30, 2006

Supplemental Response to Comment #2 (Continued)

6-30-05-05 Disclosure

Also, in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and potentially Settled in, a Company’s Own Stock”, the conversion feature of each convertible debenture has been included as a long-term liability, originally valued at fair value at the date of issuance. The conversion feature is considered a derivative because it is not convertible into a fixed number of shares. As a liability, the convertible features are revalued each period until and unless the debt is converted. If the debt is converted prior to maturity, the carrying value will be transferred to equity. The conversion feature should be revalued each period until the convertible debt is converted, with the change in fair value from the date of issuance to the end of the period recorded as other income or expense for each period.

The conversion features have been valued at $93,569 using the Black-Scholes Option Pricing Model with the following weighted-average assumptions used:

Approximate risk free rate	3.75-3.88%
Average expected life	2-3 years
Dividend yield	0%
Volatility	79.26-81.60%
Estimated fair value of total options granted	$93,569

The value of the conversion feature has been included as discount to debt in the accompanying balance sheet up to the proceeds received from each offering, with any excess or $1,069 charged to expense.

9-30-05-05 Disclosure

Also, in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and potentially Settled in, a Company’s Own Stock”, the conversion feature of each convertible debenture has been included as a long-term liability, originally valued at fair value at the date of issuance. The conversion feature is considered a derivative because it is not convertible into a fixed number of shares. As a liability, the convertible features are revalued each period until and unless the debt is converted. If the debt is converted prior to maturity, the carrying value will be transferred to equity. The conversion feature should be revalued each period until the convertible debt is converted, with the change in fair value from the date of issuance to the end of the period recorded as other income or expense for each period.

The conversion features have been valued at $722,183 using the Black-Scholes Option Pricing Model with the following weighted-average assumptions used:

Approximate risk free rate	3.92-4.18%
Average expected life	2-3 years
Dividend yield	0%
Volatility	79.26-81.60%
Estimated fair value of total options granted	$722,183

The value of the conversion feature has been included as discount to debt in the accompanying balance sheet up to the proceeds received from each offering, with any excess or $0 charged to expense.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 30, 2006

Supplemental Response to Comment #2 (Continued)

BLACK-SCHOLES TABLE
http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield__historical 2004.shtml

BLACK-SCHOLES MODEL
FOR USE WITH FAS 123
INPUT VARIABLES
	As of:	As of:	As of:	As of:
	01/19/2005	03/31/2005	06/30/2005	09/30/2005
Stock Price	$0.0420	$0.035	$0.049	$0.049
Exercise Price	$0.0336	$0.028	$0.039	$0.039
Term	3.00	2.83	2.58	2.33
Volatility	75.60%	72.18%	81.60%	79.26%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	0.00%
Discount Rate = Bond Equivalent Yield	3.420%	3.960%	3.880%	4.180%

INTERMEDIATE CALCULATIONS

Present Value of Stock Ex-dividend	0.04	0.04	0.05	0.05
Present Value of Exercise Price	0.03	0.03	0.04	0.04
Cumulative Volatility	130.94%	121.49%	131.16%	120.99%

OPTION VALUE

Proportion of Stock Present Value	81.67%	81.13%	81.64%	80.76%
Proportion of Exercise Price PV	-34.21%	-36.98%	-34.09%	-36.66%
Call Option Value	$0.02	$0.02	$0.03	$0.03

Number of shares	7,440,476	8,928,571	6,377,551	6,377,551
Ascribed value per share	$0.02	$0.02	$0.03	$0.03
Total compensation cost	$177,953	$170,792	$177,940	$169,138

P&L (Mark to Market)		$(7,161)	$7,148	$(8,802)
		difference	difference	difference

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 30, 2006

Supplemental Response to Comment #2 (Continued)

http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield__historical 2004.shtml
BLACK-SCHOLES MODEL
FOR USE WITH FAS 123
INPUT VARIABLES

	As of:	As of:	As of:	As of:	As of:	As of:	As of:
	12/10/2004	12/31/2004	03/31/2005	06/30/2005	09/06/2005	09/12/2005	09/30/2005

Stock Price	$0.045	$0.045	$0.035	$0.049	$0.041	$0.055	$0.049
Exercise Price	$0.036	$0.036	$0.028	$0.039	$0.033	$0.044	$0.039
Term	3.00	2.83	2.58	2.33	2.16	2.16	2.08
Volatility	78.40%	77.56%	72.18%	81.60%	79.26%	79.26%	79.26%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Discount Rate = Bond Equivalent Yield	3.150%	3.250%	3.960%	3.880%	3.830%	3.930%	4.180%

INTERMEDIATE CALCULATIONS

Present Value of Stock Ex-dividend	0.05	0.05	0.04	0.05	0.04	0.06	0.05
Present Value of Exercise Price	0.03	0.03	0.03	0.04	0.03	0.04	0.04
Cumulative Volatility	135.80%	130.55%	116.01%	124.65%	116.60%	116.60%	114.31%

OPTION VALUE
Proportion of Stock Present Value	81.92%	81.42%	80.50%	80.90%	80.09%	80.14%	80.01%
Proportion of Exercise Price PV	-32.79%	-34.02%	-38.19%	-35.48%	-37.40%	-37.47%	-38.17%
Call Option Value	$0.03	$0.03	$0.02	$0.03	$0.02	$0.03	$0.03

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 30, 2006

Number of shares	13,888,889	13,888,889	17,857,143	12,755,102	12,195,122	7,954,545	8,928,571
Ascribed value per share	$0.03	$0.03	$0.02	$0.03	$0.02	$0.03	$0.03
Total compensation cost	$362,709	$353,633	$330,571	$343,418	$262,619	$230,047	$227,477

P&L (Mark to Market)		$(9,076)	$(23,063)	$12,848	$-	$-	$(2,571)
		difference	difference	difference	difference	difference	difference
Equity (Conversions)					$80,799	$32,571	$-

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 30, 2006

Supplemental Response to Comment #2 (Continued)

http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield__historical 2004.shtml
BLACK-SCHOLES MODEL
FOR USE WITH FAS 123

INPUT VARIABLES
	As of:	As of:	As of:	As of:	As of:	As of:	As of:
	10/07/2004	12/31/2004	03/21/2005	03/31/2005	04/14/2005	06/29/2008	06/30/2005
Stock Price	$0.062	$0.045	$0.035	$0.035	$0.039	$0.042	$0.049
Exercise Price	$0.050	$0.036	$0.028	$0.028	$0.031	$0.034	$0.039
Term	3.00	2.83	2.58	2.58	2.58	2.58	2.33
Volatility	82.80%	77.56%	72.18%	72.18%	72.18%	81.60%	81.60%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Discount Rate = Bond Equivalent Yield	3.010%	3.250%	3.930%	3.960%	3.760%	3.690%	3.670%

INTERMEDIATE CALCULATIONS

Present Value of Stock Ex-dividend	0.06	0.05	0.04	0.04	0.04	0.04	0.05
Present Value of Exercise Price	0.05	0.03	0.03	0.03	0.03	0.03	0.04
Cumulative Volatility	143.42%	130.55%	115.94%	116.01%	116.01%	131.15%	124.65%

OPTION VALUE

Proportion of Stock Present Value	82.51%	81.42%	80.48%	80.50%	80.38%	81.54%	80.79%
Proportion of Exercise Price PV	-30.89%	-34.02%	-38.19%	-38.19%	-38.03%	-33.96%	-35.34%
Call Option Value	$0.04	$0.03	$0.02	$0.02	$0.02	$0.02	$0.03

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 30, 2006

Number of shares	10,080,645	13,888,889	16,071,429	16,071,429	11,217,949	7,440,476	6,377,551
Ascribed value per share	$0.04	$0.03	$0.02	$0.02	$0.02	$0.02	$0.03
Total fair value	$374,512	$353,633	$297,262	$297,513	$230,787	$177,565	$171,317

Pre-conversion FV		$353,633	330,292	$297,262	296,726	284,105	$171,317
Post Conversion FV		$353,633	$297,262	$297,513	$230,787	$177,565	$171,317

P&L (Mark to market)		$(20,878)	$-	$251	$-	$-	$(6,249)
		difference	difference	difference	difference	difference	difference
Equity (Conversions)		$-	$56,371	$-	$66,727	$53,221	$171,317
							Note converted in total at 9-30-05. Therefore all equity.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 30, 2006

Supplemental Response to Comment #2 (Continued)

BLACK-SCHOLES MODEL
FOR USE WITH FAS 123

INPUT VARIABLES
	As of:	As of:	As of:
	06/18/2005	06/30/2005	09/30/2005
Stock Price	$0.0270	$0.049	$0.049
Exercise Price	$0.0216	$0.039	$0.039
Term	3.00	3.00	1.75
Volatility	81.60%	81.60%	79.26%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%
Discount Rate = Bond Equivalent Yield	3.750%	3.880%	4.180%

INTERMEDIATE CALCULATIONS

Present Value of Stock Ex-dividend	0.03	0.05	0.05
Present Value of Exercise Price	0.02	0.03	0.04
Cumulative Volatility	141.34%	141.34%	104.85%

OPTION VALUE

Proportion of Stock Present Value	82.73%	82.80%	78.99%
Proportion of Exercise Price PV	-31.92%	-32.02%	-40.42%
Call Option Value	$0.02	$0.03	$0.02

Number of shares	5,787,037	3,188,776	3,188,776
Ascribed value per share	$0.02	$0.03	$0.02
Total compensation cost	$93,569	$93,706	$76,423

P&L (Mark to market)		$138	$(17,283)
		difference	difference

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 30, 2006

Supplemental Response to Comment #2 (Continued)

BLACK-SCHOLES MODEL
FOR USE WITH FAS 123

INPUT VARIABLES
	As of:	As of:
	07/15/2005	09/30/2005
Stock Price	$0.0380	$0.049
Exercise Price	$0.0304	$0.039
Term	2.00	1.75
Volatility	81.60%	79.26%
Annual Rate of Quarterly Dividends	0.00%	0.00%
Discount Rate = Bond Equivalent Yield	3.920%	4.180%

INTERMEDIATE CALCULATIONS

Present Value of Stock Ex-dividend	0.04	0.05
Present Value of Exercise Price	0.03	0.04
Cumulative Volatility	115.40%	104.85%

OPTION VALUE

Proportion of Stock Present Value	79.89%	78.99%
Proportion of Exercise Price PV	-37.59%	-40.42%
Call Option Value	$0.02	$0.02

Number of shares	4,111,842	3,188,776
Ascribed value per share	$0.02	$0.02
Total compensation cost	$81,352	$76,423

P&L (Mark to market)		$(4,929)
		difference

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 30, 2006

Supplemental Response to Comment #2 (Continued)

BLACK-SCHOLES MODEL
FOR USE WITH FAS 123

INPUT VARIABLES
	As of:	As of:
	08/05/2005	09/30/2005
Stock Price	$0.0750	$0.049
Exercise Price	$0.0600	$0.039
Term	2.00	1.83
Volatility	79.26%	79.26%
Annual Rate of Quarterly Dividends	0.00%	0.00%
Discount Rate = Bond Equivalent Yield	4.160%	4.180%

INTERMEDIATE CALCULATIONS

Present Value of Stock Ex-dividend	0.08	0.05
Present Value of Exercise Price	0.06	0.04
Cumulative Volatility	112.09%	107.22%

OPTION VALUE

Proportion of Stock Present Value	79.76%	79.24%
Proportion of Exercise Price PV	-38.67%	-39.84%
Call Option Value	$0.04	$0.02

Number of shares	16,666,667	25,510,204
Ascribed value per share	$0.04	$0.02
Total compensation cost	$640,831	$621,127

P&L (Mark to market)		$(19,704)
		difference

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 30, 2006

Supplemental Response to Comment #3

Comment #3 Entries to be made to correct APIC entries

	Charged to
	Debt (Discount)			12-31-04 journal entry
	BLACK-SCHOLES VALUATION	Proceeds	Difference		Dr	Cr
10/17/04	374,512	440,000	(65,488)	Discount on debt	737,221
12/10/04	362,709	450,000	(87,291)	Additional paid in capital		737,221
1/19/05	177,953	225,000	(47,047)	To record liability for derivatives
6/18/05	93,569	92,500	1,069
7/15/05	81,352	112,500	(31,148)		737,221	737,221
8/5/05	640,831	900,000	(259,169)
				3-31-05 journal entry
	1,730,925
					Dr	Cr
	Note: proceeds are equal to face value of convertible debt
	less commitment fees paid to Cornell Capital			Discount on debt	177,953
				Additional paid in capital		177,953
				To record liability for derivatives

					177,953	177,953
				6-30-05 journal entry
					Dr	Cr
				Discount on debt	92,500
				Financing Costs	1,069
				Additional paid in capital		93,569
				To record liability for derivatives
					93,569	93,569
				9-30-05 journal entry
					Dr	Cr
				Discount on debt	722,183
				Additional paid in capital		722,183
				To record liability for derivatives
					722,183	722,183

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 30, 2006

Supplemental Response to Comment #4

12-31-04

During February 2004, the Company granted warrants to purchase 250,000 shares of common stock to a consulting firm. The warrants are exercisable at $0.12 per share for a period of five years, and were fully vested on May 31, 2004. The warrants have been valued at $20,148 using the Black-Scholes option pricing model with the following weighted-average assumptions used at December 31, 2004:

	Value at issuance	Value at 12-31-04
Approximate risk free rate	4.25%	3.25%
Average expected life	5 years	5 years
Dividend yield	0%	0%
Volatility	80.85%	77.56%
Estimated fair value of total options granted	$20,148	$5,048

The value at issuance has been recorded as a liability on the balance sheet at 12-31-04, with any change in value from the date of issuance to 12-31-04 recorded as an increase or decrease to other income.

3-31-05

During February 2004, the Company granted warrants to purchase 250,000 shares of common stock to a consulting firm. The warrants are exercisable at $0.12 per share for a period of five years, and were fully vested on May 31, 2004. The warrants have been valued at $20,148 using the Black-Scholes option pricing model with the following weighted-average assumptions used at December 31, 2004:

	Value at issuance	Value at 3-31-05
Approximate risk free rate	4.25%	3.96%
Average expected life	5 years	5 years
Dividend yield	0%	0%
Volatility	80.85%	72.18%
Estimated fair value of total options granted	$20,148	$3,132

The value at issuance has been recorded as a liability on the balance sheet at 12-31-04, with any change in value from 12-31-04 to 3-31-05 recorded as an increase or decrease to other income.

6-30-05

During February 2004, the Company granted warrants to purchase 250,000 shares of common stock to a consulting firm. The warrants are exercisable at $0.12 per share for a period of five years, and were fully vested on May 31, 2004. The warrants have been valued at $20,148 using the Black-Scholes option pricing model with the following weighted-average assumptions used at December 31, 2004:

	Value at issuance	Value at 6-30-05
Approximate risk free rate	4.25%	3.96%
Average expected life	5 years	5 years
Dividend yield	0%	0%
Volatility	80.85%	72.18%
Estimated fair value of total options granted	$20,148	$5,260

The value at issuance has been recorded as a liability on the balance sheet at 12-31-04, with any change in value from 12-31-04 to 6-30-05 recorded as an increase or decrease to other income.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 30, 2006

Supplemental Response to Comment #4 (Continued)

During April 2005, BSI granted warrants to purchase 500,000 shares of common stock in conjunction with the Maxx Net purchase. The warrants are exercisable at $0.029 per share for a period of five years, and were fully vested during April 2005. The warrants have been valued at $10,174 using the Black-Scholes Option Pricing Model with the following weighted-average assumptions used:

	Value at issuance	Value at 6-30-05
Approximate risk free rate	3.88%	3.88%
Average expected life	5 years	5 Years
Dividend yield	0%	0%
Volatility	81.60%	81.60%
Estimated fair value of total options granted	$10,174	$18,417

The value at issuance has been recorded as a liability on the balance sheet at issuance, with any change in value from the date of issuance to 6-30-05 recorded as an increase or decrease to other income.

During June 2005, BSI granted warrants to purchase 20,000,000 shares of common stock to Cornell Capital Partners. The warrants are exercisable at $0.05 per share for a period of five years, and were fully vested during June 2005. The warrants have been valued at $301,827 using the Black-Scholes Option Pricing Model with the following weighted-average assumptions used.

	Value at inception	Value at 6-30-05
Approximate risk free rate	3.88%	3.88%
Average expected life	5 years	5 years
Dividend yield	0%	0
Volatility	81.60%	81.60
Estimated fair value of total options granted	$301,827	$644,545

The value at issuance has been recorded as a liability on the balance sheet at issuance, with any change in value from the date of issuance to 6-30-05 recorded as an increase or decrease to other income.

9-30-05

During February 2004, the Company granted warrants to purchase 250,000 shares of common stock to a consulting firm. The warrants are exercisable at $0.12 per share for a period of five years, and were fully vested on May 31, 2004. The warrants have been valued at $20,148 using the Black-Scholes option pricing model with the following weighted-average assumptions used at December 31, 2004:

	Value at issuance	Value at 9-30-05
Approximate risk free rate	4.25%	4.180%
Average expected life	5 years	5 years
Dividend yield	0%	0%
Volatility	80.85%	79.26%
Estimated fair value of total options granted	$20,148	$5,991

The value at issuance has been recorded as a liability on the balance sheet at 12-31-04, with any change in value from 12-31-04 to 9-30-05 recorded as an increase or decrease to other income.

During April 2005, BSI granted warrants to purchase 500,000 shares of common stock in conjunction with the Maxx Net purchase. The warrants are exercisable at $0.029 per share for a period of five years, and were fully vested during April 2005. The warrants have been valued at $10,174 using the Black-Scholes Option Pricing Model with the following weighted-average assumptions used:

Mr. Stephen Krikorian
United States Securities and Exchange Commission
January 30, 2006

Supplemental Response to Comment #4 (Continued)

	Value at issuance	Value at 9-30-05
Approximate risk free rate	3.88%	3.88%
Average expected life	5 years	5 Years
Dividend yield	0%	0%
Volatility	81.60%	79.26%
Estimated fair value of total options granted	$10,174	$18,247

The value at issuance has been recorded as a liability on the balance sheet at issuance, with any change in value from the date of issuance to 9-30-05 recorded as an increase or decrease to other income.

During June 2005, BSI granted warrants to purchase 20,000,000 shares of common stock to Cornell Capital Partners. The warrants are exercisable at $0.05 per share for a period of five years, and were fully vested during June 2005. The warrants have been valued at $301,827 using the Black-Scholes Option Pricing Model with the following weighted-average assumptions used.

	Value at issuance	Value at 9-30-05
Approximate risk free rate	3.88%	4.18%
Average expected life	5 years	5 years
Dividend yield	0%	0
Volatility	81.60%	79.26%
Estimated fair value of total options granted	$301,827	$645,669

The value at issuance has been recorded as a liability on the balance sheet at issuance, with any change in value from the date of issuance to 9-30-05 recorded as an increase or decrease to other income.

During August 2005, BSI granted warrants to purchase 1,000,000 shares of common stock in conjunction with the Maxx Net purchase. The warrants are exercisable at $0.043 per share for a period of three years, and vest during August 2006. The warrants have been valued at $23,085 using the Black-Scholes Option Pricing Model with the following weighted-average assumptions used:

	Value at issuance	Value at 9-30-05
Approximate risk free rate	4.03%	4.18%
Average expected life	3 years	3 years
Dividend yield	0%	0%
Volatility	79.26%	79.26%
Estimated fair value of total options granted	$23,085	$28,745

The value at issuance has been recorded as a liability on the balance sheet at issuance, with any change in value from the date of issuance to 9-30-05 recorded as an increase or decrease to other income.

* * *